UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Research Solutions, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
761025105
(CUSIP Number)

James Gilmore 12 West Capital Management LP 90 Park Avenue, 40th Floor New York, New York 10016 646.216.7044	with a copy to: Peter D. Greene, Esq. Lowenstein Sandler LLP 1251 Avenue of the Americas, 17th Floor New York, New York 10020 646.414.6908
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 4, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 761025 105
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): 12 West Capital Management LP 45-3076594
2.	Check the Appropriate Box if a Member of a Group	(a) [ ]
	(See Instructions):	(b) [ ]

3.	SEC Use Only
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
Not Applicable
6.	Citizenship or Place of Organization: Delaware, United States

Number of	7. Sole Voting Power:	6,081,076**
Shares Beneficially	8. Shared Voting Power:	0
Owned by
Each Reporting	9. Sole Dispositive Power:	6,081,076**
Person With	10. Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	6,081,076**
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
Not Applicable
13.	Percent of Class Represented by Amount in Row (11): 23.4%**
14.	Type of Reporting Person (See Instructions): IA

 ** 12 West Capital Management LP (the “Reporting Person”) serves as the investment manager to 12 West Capital Fund LP, a Delaware limited partnership (“12 West Onshore Fund”), and 12 West Capital Offshore Fund LP, a Cayman Islands exempted limited partnership (“12 West Offshore Fund,” and together with 12 West Onshore Fund, the “Funds”), and possesses the sole power to vote and the sole power to direct the disposition of all securities of Research Solutions, Inc. (the “Issuer”) held by the Funds. The general partner of the Reporting Person is 12 West Capital Management, LLC, a Delaware limited liability company (the “General Partner”). Joel Ramin, as the sole member of the General Partner, possesses the voting and dispositive power with respect to all securities beneficially owned by the Reporting Person.

As of the date of filing of this Schedule 13D (the “Filing Date”), 12 West Onshore Fund holds 3,633,594 shares of common stock of the Issuer, par value $0.001 per share (the “Shares”) and 12 West Offshore Fund holds 2,447,482 Shares.

Based on information disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 14, 2020, there were 26,034,572 Shares deemed issued and outstanding as of May 7, 2020. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, the Reporting Person is deemed to beneficially own 6,081,076 Shares, or 23.4%, of the Shares deemed issued and outstanding as of the Filing Date.

Explanatory Note

This Schedule 13D Amendment No. 4 (the “Amendment”) amends the Schedule 13D filed by 12 West Capital Management LP (the “Reporting Person”) with the Securities and Exchange Commission on June 23, 2016, as amended November 29, 2017, as further amended June 11, 2020, as further amended July 10, 2020 (the “Schedule 13D”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by deleting it in its entirety and substituting the following in lieu thereof:

As of the Filing Date, 12 West Onshore Fund holds 3,633,594 Shares and 12 West Offshore Fund holds 2,447,482 Shares.

Based on information disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 14, 2020, there were 26,034,572 Shares deemed issued and outstanding as of May 7, 2020. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, the Reporting Person is deemed to beneficially own 6,081,076 Shares, or 23.4%, of the Shares deemed issued and outstanding as of the Filing Date. This report shall not be deemed an admission that the Reporting Person, each Fund or any other person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Securities Act of 1933, as amended, or for any other purpose.

The following table details the transactions by the Reporting Person, on behalf of the Funds, in Shares or securities exchangeable for Shares during the period commencing sixty (60) days prior to August 4, 2020 (the “Effective Date”), and from the Effective Date through the Filing Date:

Date	Price	Type of Transaction	Number of Shares
6/25/2020	$2.61	Open Market Sale	41,300
6/26/2020	$2.53	Open Market Sale	30,000
6/30/2020	$2.47	Open Market Sale	25,000
6/30/2020	$2.50	Open Market Sale	773,916
8/4/2020	$2.48	Open Market Sale	377,000

Except as set forth in this Amendment, none of the persons identified in Item 2 of the Schedule 13D has engaged in any transaction in Shares, or securities exchangeable for Shares, during the period commencing sixty (60) days prior to the Effective Date, and from the Effective Date through the Filing Date.

Other than the persons identified in Item 2 of the Schedule 13D, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer referred to in this Item 5.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 14, 2020

12 WEST CAPITAL MANAGEMENT LP

By:	12 WEST CAPITAL MANAGEMENT, LLC,
its General Partner

By:	/s/ Joel Ramin
Joel Ramin,
its Sole Member

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).